# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CADRE HOLDINGS, INC., CIK 0001860543
CUSIP: 12763L105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13386 International Pkwy, Jacksonville, Florida (FL), 32218
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-022844
Filed by CIK 0000935577

## Reporting persons
- Warren B. Kanders: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,713,477; shared voting power 23,450; sole dispositive power 12,713,477; shared dispositive power 23,450; aggregate amount beneficially owned 12,736,927 (31.3% of the class)
  Comment: Footnote to Rows 5, 7, and 9: Consists of (i) 23,992 shares held by Warren B. Kanders, (ii) 1,305,650 shares held by Warren B. Kanders Roth IRA, (iii) 11,266,192 shares held by Kanders SAF, LLC ("SAF"); and (iv) options to purchase an aggregate of 117,643 shares of Common Stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of December 31, 2024. Mr. Kanders is the sole member and manager of SAF, and accordingly all of the shares of the Company's common stock held by SAF may be deemed to be beneficially owned by Mr. Kanders.
  
  Footnote to Rows 6, 8 and 9: Consists of 23,450 shares held by Allison Kanders Roth IRA. Allison Kanders is the wife of Mr. Kanders, and accordingly all of the shares of the Company's common stock held by Allison Kanders may be deemed to be beneficially owned by Mr. Kanders.
  
  Footnote to Row 9: The amount reported above as being beneficially owned by Mr. Kanders (i) includes 117,643 shares underlying stock options to purchase shares of Common Stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of December 31, 2024; and (ii) excludes (a) 227,333 shares underlying stock options to purchase shares of Common Stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of December 31, 2024; and (b) 2,066,867 shares underlying restricted Common Stock awards which were previously granted under the Company's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of December 31, 2024.
  
  Footnote to Row 11: The percentage of shares of Common Stock reported as being beneficially owned by Mr. Kanders is based upon 40,725,630 shares of Common Stock outstanding as of December 31, 2024, which includes: (i) 40,607,988 shares of Common Stock outstanding as of November 4, 2024, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024; (ii) options to purchase an aggregate of 117,643 shares of Common Stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of December 31, 2024.
- Kanders SAF, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 11,266,192; shared voting power 0; sole dispositive power 11,266,192; shared dispositive power 0; aggregate amount beneficially owned 11,266,192 (27.6% of the class)
  Comment: Note to Rows 5, 7 and 9: Mr. Kanders is the sole member and manager of SAF, and accordingly may be deemed to beneficially own all of the shares of the Company's common stock held by SAF.
  
  Note to Row 11: The percentage of shares of Common Stock reported as being beneficially owned by SAF is based upon 40,725,630 shares of Common Stock outstanding as of December 31, 2024, which includes: (i) 40,607,988 shares of Common Stock outstanding as of November 4, 2024, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024; (ii) options to purchase an aggregate of 117,643 shares of Common Stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of December 31, 2024.

## Item 1. Issuer
Name of issuer: CADRE HOLDINGS, INC.
Address of issuer's principal executive offices: 13386 International Pkwy Jacksonville, FL, 32218

## Item 2. Person Filing
Name of person filing:
(i) Warren B. Kanders; and
(ii) Kanders SAF, LLC
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 250 Royal Palm Way, Suite 201, Palm Beach, Florida 33480.
Citizenship: Mr. Kanders is a citizen of the United States of America. Kanders SAF, LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Warren B. Kanders
12,736,927

(ii) Kanders SAF, LLC
11,266,192
Percent of class:
(i) Warren B. Kanders
31.3%

(ii) Kanders SAF, LLC
27.6%
Sole power to vote or to direct the vote:
(i) Warren B. Kanders
12,713,477

(ii) Kanders SAF, LLC
11,266,192
Shared power to vote or to direct the vote:
(i) Warren B. Kanders
23,450

(ii) Kanders SAF, LLC
0
Sole power to dispose or to direct the disposition:
(i) Warren B. Kanders
12,713,477

(ii) Kanders SAF, LLC
11,266,192
Shared power to dispose or to direct the disposition:
(i) Warren B. Kanders
23,450

(ii) Kanders SAF, LLC
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Warren B. Kanders: /s/ Warren B. Kanders, Warren B Kanders (02/11/2025)
- Kanders SAF, LLC: /s/ Warren B. Kanders, Warren B. Kanders / Manager (02/11/2025)